UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

PRESS RELEASE
Bovespa: BBDC3, BBDC4 Latibex: XBBDC NYSE: BBD

This Press Release may include information on future events. These considerations may reflect not only historical facts, but also the desires and expectations of Bradesco’s management. Words such as “anticipates”, “desires”, “expects”, “foresees”, “plans”, “predicts”, “projects”, “wishes” and similar expressions are intended to identify statements, which necessarily involve known and unknown risks. Known risks include uncertainties, which are not restricted to the impact of the competitive nature of prices and services, the acceptance of services by the market, service transactions of Bradesco and of its competitors, regulatory approvals, currency, currency fluctuations, changes in the range of services offered and other risks described in Bradesco reports. This Press Release is valid as at this date and Banco Bradesco assumes no obligation whatsoever to update this release, either as a result of new information and/or future events.

Monday, 11.7.2005	3Q05 Earnings Results

     Banco Bradesco, Brazil’s largest private bank, posted Net Income of R$ 4.051 billion in the 9-month period of 2005 (equivalent to EPS of R$ 8.26), compared to a Net Income of R$ 2.002 billion in same period of 2004 (equivalent to EPS of R$ 4.22), i.e., up by 102.3% . The annualized return on average equity (ROAE) stood at 33.6% in the 9-month period (20% in 9M04). The Net Income in 3Q05 amounted to R$ 1.430 billion, which represents a 36.5% annualized ROAE for the quarter (38.1% in 2Q05).

     In this nine-month period, 39% of Bradesco’s Net Income was originated from the Loan Portfolio, 30% from Insurance, Private Pension Plans and Savings Bonds, 26% from Fee Income and 5% from Securities.

     Net Interest Income reached R$ 12.852 billion, increasing by 32.3% in the last 12 months, and by 3.3% in the q-o-q comparison (3Q05 to 2Q05). Fee Income grew by R$ 1.190 billion between September 04’ and 05’, amounting to R$ 5.339 billion. In the q-o-q comparison, Fee Income evolved R$ 158 million, a 9% growth.

     Bradesco’s Efficiency Ratio for the accumulated 12-month period continues to present a consistent improvement, totaling 58.3% in September 2004, 48.1% in June 2005 and, finally, 45.7% in September 2005.

     In line with the policy of adding stockholders’ value, Bradesco shall have paid or accrued R$ 1.537 billion of Interest on Own Capital in 2005, taking into account the portion to be approved in a meeting to be held on November 11, 2005 .

     Bradesco’s Market Capitalization surpassed the R$ 51.6 billion mark, evolving by 143.3% between September 2004 and September 2005, and by 30.5% in the quarter, indexes significantly higher than Ibovespa’s, which during the same periods evolved by 35.9% and 26.1%, respectively.

Investor Relations Area Jean Philippe Leroy – +55 11 3684.9229 Luiz Osório Leão Filho – +55 11 3684.9302 www.bradesco.com.br/ir

Assets

Total Assets surpassed R$ 201.9 billion, up by 12.4% y-o-y and 3.8% q-o-q.

In the nine-month periods of 2004 and 2005 comparative analysis, the Securities Portfolio grew by R$ 6.1 billion, while the Loan Portfolio increased by R$ 15.3 billion, mainly in the Individuals and Small and Medium-Sized Companies (SME) segments.

When compared to 2Q05, Total Assets increased by R$ 7.4 billion in 3Q05, pointing out that the Loan Portfolio jumped by R$ 5.5 billion in the period.

Loan Portfolio

The Loan Portfolio, including sureties and guarantees, reached the relevant R$ 83.9 billion mark, up by 25.4% in the nine-month periods of 2004 and 2005 comparison and by 7.1% when compared to the previous quarter.

The Loan Portfolio, not including sureties and guarantees, reached R$ 75.2 billion, increasing by 25.5% when comparing the nine-month periods of 2004 and 2005, and 7.8% q-o-q. The Loan Portfolio increment of R$ 15.3 billion in the last 12 months and of R$ 5.5 billion in the quarter mainly stems from a higher demand by Individuals, in line to the improvements in the Brazilian economy, the rise of wages, as well as the unemployment rate decrease.

During the 3Q05, we observed raises in the credit lines of Direct Lending and Vehicles finances, besides an important increment correlated to the Casas Bahia deal, which exceeded the R$ 1.5 billion mark in September 2005 (R$ 707 million in June 2005).

In the Corporate segment, the annual loan portfolio growth was concentrated in Working Capital, Overdraft and Vehicle Financing, in line with expected sales growth related to the economic recovery. When compared to the previous quarter, largest increases were recorded in the lines of Compror (finances to suppliers), Overdraft and Vehicles operations.

SMEs have been gradually expanding their loan demand, recording a 23.6% increase in the Loan Portfolio between September 2004 and September 2005, and 6.9% in the quarter.

Referring to Large Corporates, a 3.1% decrease in the Loan Portfolio was recorded in the last 12 months, while in the q-o-q the growth was of 1.4%, mainly due to the appreciation of the Real (BRL) against the US dollar, besides the fact that these companies are currently well capitalized and opting for raising funds through the capital markets. In addition, it is worth mentioning that 91% of sureties and guarantees operations derive from Large Corporates.

Loan Portfolio by type of customer

AA-C rated operations accounted for 93.1% of Bradesco’s Loan Portfolio, compared to 92.6% in June 2005 (91.6% in September 2004), evidencing the continuous asset quality improvement. The Financial System showed in the same period of analysis an 89.6% ratio (89.4% in September 2004), while private banks presented 92.3% and 92.1% ratios, respectively.

The balance of allowance for loan losses (PDD) summed up to R$ 4.647 billion, equivalent to 6.2% of the Loan Portfolio, R$ 3.695 billion of which were required and R$ 952 million were additional provisions.

The R$ 22 million drop in the 3Q05 volume of allowance for loan loss expenses includes a R$ 166 million reversal referring to the improved rating of an utility concessionaire, due to the approval of its debt restructuring. Excluding this fact, the increase of expenses in the amount of R$ 144 million were compatible with the expansion of the loan portfolio, which climbed 25.5% in the past 12 months, highlighting the Individuals Portfolio growth by 63.7% .

The coverage ratio, which compares the total balance of loan losses to the loan portfolio balance of overdue for more than 60 days, which do not accrue interest, stood at 198.5% .

Deposits and Liabilities

Total Deposits reached R$ 71.1 billion, increasing by 9.7% in the last twelve months, demonstrating Bradesco’s funding strength.

Over the last 12 months, Time Deposits raised by 16.6%, Savings Deposits by 6.9% and Demand Deposits remained steady. In the quarterly analysis, Total Deposits remained stable.

The September 2005 R$ 9.7 billion balance of debentures issued, against the R$ 3.5 billion in the same period of 2004, must be pointed out.

The amount of R$ 38.2 billion in Technical Reserves for Insurance, Private Pension Plans and Savings Bonds increased by 21.1% y-o-y and by 4.7% q-o-q, reflecting the Grupo Bradesco de Seguros e Previdência leadership in issuance of premiums, in addition to its conservative provisioning criteria.

Capital

Bradesco’s Stockholders’ Equity at the end of the period totaled R$ 18.3 billion, while Reference Stockholders’ Equity amounted to R$ 24.3 billion, causing the Basel Capital Adequacy Ratio (BIS) to reach 15.5% in consolidated figures. Considering that the minimum requirement in Brazil is 11%, Bradesco’s potential to expand its loan portfolio is R$ 64 billion.

Asset Management

Total assets under management reached R$ 114.7 billion, comprising Investment Funds, Managed Portfolios and Third-Party Funds, up by 22.9% when compared to September 2004, and by 5.7% when compared to June 2005, demonstrated as follows:

Total Assets under Management – R$ million

	2005		2004

	September	June	September

Investment Funds	101,697	96,024	80,852
Managed Portfolios	7,782	7,583	9,319
Third-Party Funds	5,177	4,883	3,095

Total	114,656	108,490	93,266

Asset Distribution – R$ million

	2005		2004

	September	June	September

Investment Funds – Fixed Income	98,387	93,368	78,148
Investment Funds – Variable Income	3,310	2,656	2,704
Investment Funds – Third-Party Funds	4,922	4,712	3,004

Total	106,619	100,736	83,856

Managed Portfolios – Fixed Income	5,996	5,840	6,742
Managed Portfolios – Variable Income	1,786	1,743	2,577
Managed Portfolios – Third-Party Funds	255	171	91

Total	8,037	7,754	9,410

Total Fixed Income	104,383	99,208	84,890
Total Variable Income	5,096	4,399	5,281
Total Third-Party Funds	5,177	4,883	3,095

Total	114,656	108,490	93,266

Net Interest Income

Under the terms of Brazilian Central Bank’s regulation, Net Interest Income includes the income earned in the sale of the stake in Belgo Mineira in 1Q05, as well as the partial results from derivatives used for hedging the investments abroad, which, in terms of Net Income, simply neutralizes the fiscal effect (PIS/COFINS/IR/CS) of such hedge strategy. This fiscal effect is triggered by the fact that exchange variation is not deductible when losses are verified and is not taxable when gains are recognized. On the other hand, the earnings from derivative instruments are taxable when gains occur and deductible when losses occur. Therefore, the gross income from the hedge is reflected in Net Interest Income under the “Income on Derivative Financial Instruments” item, while its respective taxes are reflected under the “Tax Expenses” and “Income Tax and Social Contribution” items, as follows:

Hedge Tax Effect on the Investments Abroad

R$ million
Partial Income on Hedge of Investments Abroad	Effect in the Period				Effect in the Quarter
	Net Interest Income	Tax Expenses	Income Tax / Social Contribution	Net Income	Net Interest Income	Tax Expenses	Income Tax / Social Contribution	Net Income
	1,564	(73)	(507)	984	435	(20)	(141)	274
Exchange Variation of Investments Abroad	(984)	-	-	(984)	(274)	-	-	(274)
Effect on the items	580	(73)	(507)	-	161	(20)	(141)	-

Thus, for a better evaluation, the Net Interest Income adjusted by these two results, is shown in the following table:

Adjusted Net Interest Income

R$ million	9M05	9M04	Variation	3Q05	2Q05	Variation

Reported NII	12,852	9,715	3,137	4,498	4,355	143
( - ) Sale of Belgo Mineira	(327)	-	(327)	-	-	-
( - ) Hedge/exchange variation	(580)	-	(580)	(161)	(409)	248

Adjusted NII	11,945	9,715	2,230	4,337	3,946	391
Adjusted NIM	8.3%	7.5%	-	9.0%	8.4%	-

The adjusted net interest income improvements of R$ 2.230 billion in the nine-month period of 2005 compared to the same period of 2004 are due to (i) a R$ 1.767 billion increase in interest income operations, caused by higher business volumes and (ii) a R$ 463 million increase in non-interest income mainly as a result of higher Securities and Treasury gains.

When compared to the previous quarter, adjusted net interest income varied by R$ 391 million due to (i) a R$ 292 million increase in interest income operations, in view of higher average business volumes and (ii) a R$ 99 million increase in non-interest income.

Fee Income

Fee Income continued evolving due to the increased operations volume, customer base and improved in relationships through the customer segmentation process. This is the 14th consecutive quarter of fee income expansion.

In the nine-month period comparison, fee income evolved by R$ 1.190 billion; mainly due to the higher volume of operations, customer base and improved cross-selling ratio, as a result of the segmentation process, originated from (i) loan operations - R$ 355 million; (ii) checking account - R$ 288 million; (iii) cards -R$ 202 million; (iv) asset management – R$ 124 million; (v) collection R$ 68 million and (vi) consortium - R$ 45 million.

The R$ 158 million variation in the quarter is basically due to (i) checking accounts, which evolved R$ 43 million; (ii) cards - R$ 31 million; (iii) asset management R$ 24 million and (iv) loan operations - R$ 12 million.

In the nine-month period analysis, Fee Income covered 69.8% of Total Expenses (Personnel + Other Administrative Expenses), against 56.6% in 2004. In the q-o-q analysis, the coverage ratio was 69.6% in 3Q05, influenced by the labor collective bargaining agreement effect, against 70.8% in the previous quarter. If excluded the R$ 103 million non-recurrent effect related to the bonus – lump-sum payment and the R$ 24 million referring to the labor liabilities restatements, the ratio would be of 73.0% .

Personnel Expenses

In the nine-month period comparative analysis, the R$ 265 million variation is mainly due to: (i) payroll increase resulted from the 2004 collective bargaining agreement of 8.5%, benefits and others, totaling R$ 306 million; (ii) the 2005 collective bargaining agreement effect of 6% in 2005, summing up to R$ 38 million, R$ 24 million of which refers to labor liabilities restatement and R$ 14 million to payroll increase; (iii) increased payment of bonus – lump-sum payment of R$ 103 million in September 2005 compared to R$ 14 million in September 2004; (iv) higher employee profit sharing expenses - R$ 95 million; mitigated by (a) lower severance and labor provision expenses of R$ 79 million and (b) synergies obtained in administrative processes, in the estimated amount of R$ 184 million.

Increased personnel expenses of R$ 237 million in the quarterly analysis is basically due to: (i) the effect of collective bargaining agreement of the category (6%) totaling R$ 38 million, of which R$24 million refers to labor liabilities restatement and R$ 14 million to payroll increase; (ii) the bonus – lump-sum payment of R$ 103 million in September 2005; and (iii) the higher labor claims provisions and severance expenses - R$ 99 million.

Other Administrative Expenses

Other Administrative Expenses nominal variation in the nine-month period comparison was of just R$ 54 million, lower than the period’s average inflation.

In the quarterly analysis, Other Administrative Expenses increased by R$ 31 million, due to (i) an increase in third-party services expenses, of R$ 16 million, mainly in view of the business volumes growth, as well as investments in the improvement and optimization of the IT platform, and (ii) data processing, R$ 6 million, and (iii) Materials, R$ 7 million.

Bradesco is still focused on continuously enhancing its operating efficiency. The accumulated Efficiency Ratio in the 12-month period improved from 48.1% in 2Q05 to 45.7% in 3Q05.

Insurance, Private Pension Plans and Savings Bonds

This segment reported Net Income of R$ 1.225 billion in the 9-month period of 2005 (R$ 576 million over the same period of 2004). Net Income totaled R$ 425 million in 3Q05 compared to R$ 369 million in the previous quarter.

In the Vehicle Segment, premiums increased 5.5% q-o-q, attesting the success of the pricing policy in line with each customer characteristics (named Profile). Bradesco’s Vehicle Insurance market share reached 17.7%, thus maintaining the leadership in the segment.

Basic Lines, with a priority focus on Mass Insurance, particularly Home Insurance - which presents low claims ratio -, reached nearly 800,000 insured homes.

In the Life segment, in which Bradesco also maintains leadership with a 16.3% market share, we emphasize low-ticket products, targeting the low-income individuals segment, especially with the products "Vida Máxima Mulher Bradesco" (Life Insurance for Women) and "Vida Segura Bradesco" (Bradesco Safe Life).

Considering Private Pension Plans, Bradesco still keeps the strategy of increasing PGBL and VGBL products sales. Market share reached 35.2%, thus maintaining the leadership in the segment.

In the Savings Bonds segment, the Portfolio profile was maintained, despite the evolvement of monthly payment bonds.

Bradesco Saúde (Health Insurance) presented in the nine-month period of 2005 a loss of R$ 212 million, compared to R$ 15 million when compared to the same period of 2004, in view of extraordinary provision in the amount of R$ 324 million. The Company continues prioritizing sales of Corporate Plans, which have been accounting for nearly 73% of the health segments sales. The growth in the number of insured customers in this segment reflects the Company’s high level of specialization and company’s tailor-made services in Corporate Insurance, which, currently is the greatest differential in the Brazilian Supplementary Health market. Approximately 12 thousand companies in Brazil chose Bradesco Saúde, and 31 out of the 100 largest Brazilian companies are customers in the Health/Dental insurance line.

Premiums in Insurance, Private Pension Plans and Savings Bonds amounted to R$ 11.7 billion in the nine-month period of 2005, against R$ 10.9 billion in the same period of 2004, accounting for a 7.5% growth.

Technical Reserves for Insurance, Private Pension Plans and Savings Bonds reached the amount of R$ 38.2 billion, a 38.0% market share.

Extraordinary Events

In 3Q05, Bradesco reverted PDD expenses of R$ 166 million referring to the improved rating of an utilities concessionaire caused by the approval of its debt restructuring, which was offset by a R$ 177 million increase related to the collective bargaining agreement of bank employees, of which R$ 141 million impacted on personnel expenses.

Highlights of IR Area

The Social-Environmental Responsibility Area was created in October 2005, with a view to disclosing to the market Bradesco’s initiatives fostering the economy, the life quality improvement of the community and of the society as a whole. Such Area is linked to Bradesco’s Investor Relations Area.

Other Highlights
  Banco Bradesco was granted with the AA Rating from Austin Rating, related to its Corporate Governance practices. This is the first rating released in the domestic market, jointly with its full report.

  AA Rating defines that:
  “The institution adopts optimum Corporate Governance practices, in high conformity with the criteria set forth by Austin Rating. In addition, it also maintains a clear commitment to the improvement of current practices and to the introduction of new practices meeting the stockholders’ interest and other stakeholders.” Such note is essentially based on high standards and ethic values of the Organization and its Council Members, Executive Officers and Employees.

  Bradesco’s Board of Executive Officers proposed to the Board of Directors to resolve in a meeting to be held on November 11, 2005 on the payment of 2005 complementary interest on own capital, in the amount of R$ 1.755955872 per common stock and R$ 1.931551459 per preferred stock, which represents nearly 30.8 times the interests paid on a monthly basis, benefiting stockholders registered at Bradesco’s base on that date.

  The Board of Directors called Bradesco’s stockholders to participate in a Special Stockholders’ Meeting to be held on November 11, 2005, at 4:00 pm, at the Company’s headquarters located at Cidade de Deus, Prédio Novo, 5o andar, to resolve on the proposal of a stock bonus of 1 new stock of same type for each stock held. The stock bonus shall occur on a date to be announced by the Company to the market, after the Central Bank of Brazil ratifies the process.

  Bradesco sent to the United Nations a confirmation that it is joining the Global Compact principles, by assuming a commitment to conduct actions with a view to contributing to the development of a more inclusive and sustainable economy, expanding its performance in the social-environmental scope.

CONFERENCE CALL INFORMATION

Date: Tuesday, November 8, 2005

Portuguese	English

9:30 am (São Paulo time)	12:00 pm (São Paulo time)
6:30 am (New York time)	9:00 am (New York time)

Brazil:	USA:
(55 11) 4613-0501	(1 800) 860-2442
International (55 11) 4613-4525	International (1-412) 858-4600
Code: Bradesco	Brazil (55 11) 4613-0502
Code: Bradesco

The conference calls will also be live broadcasted online with audio and slideshow.
Please access our website www.bradesco.com.br/ir

On the conference call page, the presentation will be available for download on the morning of the event.

An audio replay of the conference calls will be available from November 8 to 17, 2005, at the phone nos. (55 11) 4613-4532 for Portuguese, conference call code 827 and (55 11) 4613-4532 for English, conference call code 901. Alternatively, it will be available on Bradesco’s website approximately two hours after the event has ended.

Market Indicators

In %	9M05	9M04	3Q05	2Q05
USD Commercial rate	(16.28)	(1.06)	(5.45)	(11.84)
IPCA	3.95	5.49	0.77	1.34
CDI	14.08	11.72	4.74	4.56
Selic (closing)	19.50	16.25	19.50	19.75
USD Commercial rate
(closing) – in R$	2.2222	2.8586	2.2222	2.3504

Macroeconomic Scenario

In %	2005	2006	2007
IPCA	5.34	4.53	4.50
Selic (closing)	18.00	14.50	13.25
GDP	3.46	4.00	4.05
USD Commercial rate (closing) – in R$	2.30	2.40	2.45

MAIN FIGURES AND INDICES

In R$ Million	9M05	9M04%		3Q05	2Q05%
Net Income	4,051	2,002	102.3	1,430	1,416	1.0
Earnings per Share (*)	8.26	4.22	95.7	2.92	2.88	1.4
Book Value per Stock (R$) (*)	37.25	30.94	20.4	37.25	35.53	4.8

ROAE (Annualized)	33.6	20.0	-	36.5	38.1	-
ROAA (Annualized)	2.7	1.5	-	2.9	2.9	-

Net Interest Income	12,852	9,715	32.3	4,498	4,355	3.3
Fee Income	5,339	4,149	28.7	1,918	1,760	9.0
Personnel and Administrative	(7,653)	(7,334)	4.3	(2,754)	(2,486)	10.8
Expenses

Total Assets	201,913	179,703	12.4	201,913	194,542	3.8
Loan Portfolio	75,244	59,976	25.5	75,244	69,787	7.8
Sureties and Guarantees	8,673	6,960	24.6	8,673	8,559	1.3
Deposits	71,095	64,787	9.7	71,095	71,654	(0.8)
Subordinated Debts	6,499	6,089	6.7	6,499	6,496	-
Technical Reserves	38,235	31,585	21.1	38,235	36,533	4.7
Stockholders’ Equity	18,262	14,678	24.4	18,262	17,448	4.7

In %
Efficiency Ratio	44.4	57.5	-	44.4	42.4	-
Efficiency Ratio (*)	45.7	58.3	-	45.7	48.1	-
Expanded Coverage Ratio	89.2	100.3	-	86.9	88.8	-
BIS Ratio	17.7	19.9	-	17.7	18.2	-
(Economic-Financial Consolidated)
(Total Consolidated)	15.5	17.0	-	15.5	15.8	-
Fixed Asset Ratio	42.8	42.9	-	42.8	41.4	-
(Financial Consolidated)
(Total Consolidated)	18.4	24.3	-	18.4	19.1	-
(*) Accumulated 12 months.

In R$ Million	9M05	9M04%		3Q5	2Q5%
Interest on Own Capital	1,537	985	56.0	612	559	9.5
Total Stocks (in Thousands)	490,228	474,433	3.3	490,228	491,071	(0.2)

INCOME STATEMENT

In R$ Million	9M05	9M04%		3Q05	2Q05%

REVENUES FROM FINANCIAL	23,761	20,001	18.8	8,533	7,119	19.9
INTERMEDIATION

EXPENSES FROM FINANCIAL	10,909	10,286	6.1	4,035	2,764	46.0
INTERMEDIATION

NET INTEREST INCOME	12,852	9,715	32.3	4,498	4,355	3.3

Allowance for Loan Losses	(1,737)	(1,553)	11.8	(540)	562	(3.9)

GROSS INCOME FROM FINANCIAL	11,115	8,162	36.2	3,958	3,793	4.4
INTERMEDIATION

OTHER OPERATING INCOME	(5,135)	(5,579)	(8.0)	(1,708)	(1,647)	3.7
(EXPENSES)
Fee Income	5,339	4,149	28.7	1,918	1,760	9.0
Retained Premiums from Insurance,
Private Pension Plans and Savings	9,343	9,447	(1.1)	3,546	3,001	18.2
Bonds
Change in Technical Reserves for
Insurance, Private Pension Plans	(1,437)	(2,647)	(45.7)	(739)	(280)	163.9
and Savings Bonds
Claims - Insurance Operations	(4,292)	(3,842)	11.7	(1,463)	(1,457)	0.4
Savings Bonds Draws and	(897)	(931)	(3.7)	(337)	(314)	7.3
Redemptions
Insurance and Private Pension	(697)	(633)	10.1	(244)	(224)	8.9
Plans Selling Expenses
Private Pension Plans Benefits	(1,989)	(1,619)	22.9	(616)	(628)	(1.9)
And Redemption Expenses
Personnel Expenses	(3,950)	(3,685)	7.2	(1,483)	(1,246)	19.0
Other Administrative Expenses	(3,703)	(3,649)	1.5	(1,271)	(1,240)	2.5
Tax Expenses	(1,377)	(1,053)	30.8	(475)	(497)	(4.4)
Equity in Earnings of
Affiliated Companies	69	118	(41.5)	64	10	540.0
Other Operating Income	797	888	(10.2)	238	259	(8.1)
Other Operating Expenses	(2,341)	(2,122)	10.3	(846)	(791)	7.0

OPERATING INCOME	5,980	2,583	131.5	2,250	2,146	4.8
NON-OPERATING INCOME	(37)	(343)	(89.2)	(10)	(21)	(52.4)
INCOME BEFORE TAXES AND	5,943	2,240	165.3	2,240	2,125	5.4
PROFIT SHARING
INCOME TAX AND SOCIAL	(1,888)	(233)	710.3	(807)	(708)	14.0
CONTRIBUTION
MINORITY INTEREST IN	(4)	(5)	(20.0)	(3)	(1)	200.0
SUBSIDIARIES
NET INCOME	4,051	2,002	102.3	1,430	1,416	1.0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.